

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2018

Jennifer Burstein
Senior Vice President of Finance
Loxo Oncology, Inc.
281 Tresser Blvd
9th Floor
Stamford, CT 06901

> **Re: Loxo Oncology, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 001-36562**

Dear Ms. Burstein:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Healthcare & Insurance